Exhibit 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

						Three Months
						Ended
	Year Ended December 31					March 31
$ in millions	2009	2008	2007	2006	2005	2010	2009(1)
Earnings:
Earnings (loss) from continuing operations before income taxes	$2,266	$(520)	2,606	$2,226	$2,001	$692	$554

Fixed Charges:
Interest expense, including amortization of debt premium	281	295	336	346	388	80	73
Portion of rental expenses on operating leases deemed to be representative of the interest factor	183	190	189	174	169	43	47

Earnings (loss) from continuing operations before income taxes and fixed charges	2,730	(35)	3,131	2,746	2,558	815	674
Fixed Charges:	464	485	525	520	557	123	120

Ratio of earnings to fixed charges(2)	5.9	–	6.0	5.3	4.6	6.6	5.6

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.
(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $520 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at the Aerospace and Shipbuilding Systems segments.